EXHIBIT N
RECENT DEVELOPMENTS
GENERAL
     On October 9, 2006 an IMF mission arrived in The Republic and started the program review discussions under a stand-by arrangement for 2005-2008 (the “2005-2008 Stand-By-Arrangement”), which was implemented to support The Republic’s economic and financial program through May 2008. On October 23, 2006, it was announced that the IMF mission concluded its discussions related to the fifth review of the “2005-2008 Stand-By-Arrangement and an agreement on the draft letter of intent was reached. The fifth review is expected to be approved by the IMF Executive Board in December 2006 provided that some further policy actions are taken by the Republic. The 2005-2008 Stand-By-Arrangement provides for international lending in the amount of SDR (1) 6.66 billion (approximately $10 billion as of May 11, 2005).
     On January 23, 2006 Standard & Poor’s outlook for its BB- rating for The Republic was revised from stable to positive. On June 27, 2006, Standard and Poor’s revised The Republic’s outlook for its BB- rating from positive to stable. Moody’s outlook for its B1 rating for The Republic was upgraded from negative to stable on October 21, 2003 and from stable to positive on February 11, 2005. On December 14, 2005, Moody’s again upgraded The Republic’s rating from B1 (positive outlook) to Ba3 (stable outlook). On January 13, 2005, Fitch Ratings upgraded The Republic’s rating from B+ (positive outlook) to BB- (stable outlook) and on December 6, 2005 revised The Republic’s outlook from stable to positive.
     On January 31, 2004, the Law on the Currency Unit of The Republic (Law No. 5083) was published in the Official Gazette (No.25363). In accordance with Law No. 5083 (No. 25363), a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. The Council of Ministers will determine a future date when the word “new” will be eliminated from the name “New Turkish Lira” and the currency of The Republic will again be called Turkish Lira. The Central Bank has been implementing a floating exchange rate regime since February 2001. Please see “Key Economic Indicators,” below, for recent exchange rates.

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.47088 on October 19, 2006.

     A new Municipalities Law (Law No. 5393) was approved by the Assembly on July 3, 2005, and the law was published in the Official Gazette on July 13, 2005 (No. 25874). The Municipalities Law is intended to reorganize the structure, duties and responsibilities of municipalities.
     On September 26, 2004, the Assembly passed the new Turkish Penal Code which is intended to bring the Turkish penal code in line with EU standards, although, as discussed below, the EU has indicated that the new Turkish Penal Code is not fully in line with EU standards. On October 12, 2004, the new Penal Code (Law No. 5237) was published in the Official Gazette, and, on December 17, 2004, the new Code of Penal Procedure (Law No. 5271) was published in the Official Gazette. The new Penal Code has been in effect since June 1, 2005. On June 29, 2005, the Turkish Penal Code was amended by the Assembly with the Law No. 5377. Such amendment has been published in the Official Gazette dated July 8, 2005 (No. 25869).
     On December 1, 2004, The Republic announced its Pre-Accession Economic Program for the 2005- 2007 period. The goals of the program are, among other things, to sustain The Republic’s current growth performance, maintain The Republic’s single digit inflation and further reduce interest rates, further decrease the ratio of net public debt to GNP and bring the budget into balance by the end of the program.
     On December 29, 2004, a Government decree regarding the reduction of value added taxes (“VAT”) was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006.
     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with Law No. 5281, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced. On December 31, 2004, Law No. 5281 was published in the Official Gazette. However, on June 22, 2006, the Government announced its intention to introduce a new tax exemption on financial instruments for non-resident investors. The new law (Law No. 5527) was approved by the Assembly on June 27, 2006 and published in the Official Gazette on July 7, 2006 (No. 26221). With the Law No. 5527, the withholding tax on earnings derived from financial instruments by non-residents will be reduced to zero and non-residents will not be responsible for any declaration. The withholding tax for domestic investors will be reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. There is no change on the 15% withholding tax implementation on deposits and repurchase transactions. However, on August 2, 2006, it was announced that Republican People’s Party (“CHP”) applied to the

Constitutional Court for the cancellation of Law No. 5527. On March 30, 2006, the Assembly passed another law (Law No. 5479) regarding the reduction of income taxes and the simplification of income taxation practices. With Law No. 5479, the upper limit of income taxes was reduced by 5% to 35%, the number of income tax brackets was reduced to 4 from 5 and the tax exemptions of various investments were eliminated. Law No. 5479 was published in the Official Gazette on April 8, 2006 (No. 26133), and the income tax reductions and the elimination of the tax exemptions were effective as of January 1, 2006. On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).
     Until 2005, the Consumer Price Index (“CPI”) and Wholesale Price Index (“WPI”) had been calculated based on the relative increase or decrease in prices since 1997. In January 2005, the State Institute of Statistics introduced the Producer Price Index (“PPI”) to replace WPI, revised the components of CPI and changed the base year to 2003. While WPI had provided a public/private sector breakdown, PPI is to be calculated for overall sectors, without a breakdown for public/private sector. In addition, new indicators for core inflation, which was previously defined as inflation in the private manufacturing industry, were introduced by the State Institute of Statistics. The new indicators are variations of CPI that exclude certain components (such as CPI excluding seasonal products, CPI excluding raw food products and CPI excluding energy).
     On April 18, 2006, Durmus Yilmaz became the new governor of The Republic’s Central Bank. Mr. Yilmaz was educated at the City University of London and has been with the Central Bank since 1980. He was appointed after the President of The Republic vetoed the Turkish Government’s first choice, Adnan Buyukdeniz, the chief executive of AlBaraka Turk, an interest-free financial institution.
     On May 5, 2005 the Assembly adopted Law No. 5345 establishing the Revenue Administration under the Ministry of Finance as a semi-autonomous entity, structured along functional lines and with the local tax offices directly under its control. Responsibility for tax policy is retained by the Ministry of Finance, allowing the Revenue Administration to focus on tax administration. On May 16, 2005, Law No. 5345 was published in the Official Gazette (No. 25817).
     On June 1, 2005, the Law Regarding Amendments to the Execution and Bankruptcy Act (Law No. 5358) was published in the Official Gazette (No. 25832).
     The Assembly approved the Social Security Institutions Law (Law No. 5487) on April 13, 2006. The Social Security Institutions Law establishes, organizes and defines the duties of a new Social Security Institution that replaces the former system that split duties among three separate institutions. President Sezer partially vetoed Law No. 5487 and it was sent back to the Assembly for revision. On May 4, 2006, the Social Security Institutions Law was revised and approved by a parliamentary commission and sent to the Assembly for discussion. On May 16, 2006, the Assembly approved the revised

Social Security Institution Law (Law No. 5502) and sent it back to President Sezer for approval. On May 20, 2006, Law No. 5502 was published in the Official Gazette (No. 26173).
     The Assembly approved The Social Insurance and General Health Insurance Law (Law No. 5489) on April 19, 2006. The Social Insurance and General Health Insurance Law is a pension reform law that brings gradual parametric changes to the pension system and also introduces universal health insurance. On May 10, 2006, President Sezer vetoed Law No. 5489. The Assembly approved the new Social Insurance and General Health Insurance Law (Law No. 5510) on May 31, 2006. Law No. 5510 was approved by President Sezer and the law was published in the Official Gazette on June 16, 2006 (No. 26200). However, President Sezer applied to the Constitutional Court for the cancellation of some of the articles of Law No. 5510. The decision of the Constitutional Court regarding Law No. 5510 has not been released yet.
     The Law on Establishment of Investment Support and Promotion Agency of The Republic (Law No. 5523) was published in the Official Gazette on July 4, 2006 (No. 26218). Under the office of the Prime Minister, the Agency will have administrative and financial autonomy to sustain operational flexibility and provide information and guidance for investors throughout every step of the investment process. The law on establishment of development agencies regulating the formation of the Investment Support Offices which will assist investors in obtaining necessary permissions and provide coordination in legal procedures, was entered into force in February 2006.
     The Draft Law regarding the Housing Finance System (the “Draft Housing Finance Law”) prepared by the Capital Markets Board of The Republic is under consideration. The Draft Housing Finance Law aims to improve infrastructure in order to promote primary mortgage and housing finance market and establish a secondary mortgage market to provide alternative funding mechanisms to the primary lenders. By the Draft Housing Finance Law, Execution and Bankruptcy Act (Law No. 2004), Capital Markets Law (Law No. 2499), Consumer Protection Law (Law No. 4077), Law on Public Finance and Debt Management (Law No. 4749) and various tax laws are expected to be amended.
     At the end of December 2005, a bird flu outbreak began in eastern The Republic and rapidly spread westward, affecting more than one-third of The Republic’s 81 provinces. As of November 6, 2006, at least 21 people have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization), including 4 children who have died from the disease.
     The Government has taken necessary actions, including the culling of poultry kept at small farms and by villagers, in an attempt to contain the outbreak and prevent the spread of the bird flu virus from suspected areas. The culling has not been extended to commercial poultry farms since there have been no cases of bird flu among poultry at such farms. The Government has launched an educational campaign urging people to avoid contact with domestic or wild birds and established a Bird Flu Coordination Centre, co-headed by the undersecretaries of the health and agriculture ministries, as part of The Republic’s efforts to deal with the outbreak. The Republic expects that these efforts will help reduce the number of new human cases of bird flu.
     While The Republic’s agriculture and tourism industries are likely to be negatively affected by the bird flu outbreak, the magnitude of this impact on these industries or on the Turkish economy in general is difficult to determine at this stage.
     So far as the Republic is aware, the bird flu virus in The Republic has to date been transmitted only from affected birds to humans and there have been no cases of human-to-human transmission of the disease. If the H5N1 strain of the bird flu virus subsequently develops the ability to be transmitted from human to human, the negative impact of any outbreak of such type of bird flu in The Republic on its economy and population could well be much more severe.
     On January 20, 2006, the Government unveiled a financial aid package for the companies operating in the poultry sector which includes compensation for the culled poultry, postponement of tax and social security payments for a six-month period without interest charges and postponement of debt payments by the companies to Ziraat Bankasi and to agricultural cooperatives for one year. The total cost of this financial aid package is estimated to be approximately YTL53.2 million.
POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of November 7, 2006:

Political Party	Number of Seats

Justice and Development Party (AKP)	355
Republican People’s Party (CHP)	154
Motherland Party (ANAP)	21
Social Democrat People’s Party (SHP)	1
True Path Party (DYP)	4
People’s Ascent Party (HYP)	1
Young Party (GP)	1
Independents (no party affiliation)	8
     On October 12, 2006, The Assembly approved a new law (Law No. 5550) which sets the next general election date as November 4, 2007.
KEY ECONOMIC INDICATORS

•	GNP grew by an estimated 7.5%, 4.7%, 8.0% and 10.2% in the first, second, third and fourth quarters of 2005, respectively, compared to the corresponding periods in 2004. In 2005, GNP totaled YTL486,4 billion, which represents a real increase of 7.6% as compared to 2004. In the first quarter of 2006, GNP grew by an estimated 6.4%, compared to the same period of 2005 and in the second quarter of 2006, GNP grew by an estimated 8.5%, compared to the same period of 2005. The GNP grew by an estimated 7.5% in the first half of 2006, compared to the same period in 2005.
•	For the month of October 2006, CPI increased by 1.27% and PPI increased by 0.45%.
•	The Republic’s PPI and CPI for the December 2005 — October 2006 period was 12.04% and 8.01%, respectively. The official CPI year-end target for 2006 is 5%. Uncertainty about oil prices is one of the leading risks to attainability of the inflation target in 2006. In the first six months of the year, oil prices continued to rise and have reached quite high levels. The negative impact of oil prices on annual inflation, the negative course of unprocessed food prices and the lagged impact of exchange rate pass-through are the significant factors that caused inflation to increase in the first three quarters of 2006. The Central Bank would expect to respond with adjustments in monetary policy in order to be able to achieve and maintain the price stability in the medium term.
•	On November 7, 2006, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.4423 per U.S. dollar, compared to an exchange buying rate of YTL1.3554 per U.S. dollar on November 7, 2005.
•	On October 2, 2006, the Government offered an interest rate of 19.69% for 91-day Treasury Bill, compared to an interest rate of 14.52% for 91-day Treasury Bill on October 17, 2005.
•	The industrial production index rose by 4% in September 2006, compared to an increase of 8.3% in September 2005. The industrial production index rose by approximately 3.5% in the first quarter of 2006 and rose by approximately 9.4% in the second quarter of 2006.
•	Beginning in January 2005, the State Institute of Statistics has published a household labor force figure each month based on the average of three months (i.e., the January 2006 figure covers the December 2005 — February 2006 period). The unemployment rate was 11.8% for January 2006, 11.9% for February 2006, 10.9% for March 2006, 9.9% for April 2006, 8.8% for May 2006, 8.8% for June 2006 and 8.8% in July 2006. The total unemployment was estimated to be 2,799,000 in January 2006, 2,796,000 in February 2006, 2,611,000 in March 2006, 2,436,000 in April 2006, 2,215,000 in May 2006, 2,245,000 in June 2006 and 2,251,000 in July 2006.

•	Negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed on July 5, 2005. It was announced that the wages of public sector workers would be increased by 10% for the year 2006 and by 3% for each six-month period in 2007. On August 30, 2005, it was announced that the salaries of civil servants would be increased by 2.5% for each six-month period in 2006. On December 21, 2005, it was announced that the minimum wage would be increased by 8.65% in 2006. On September 25, 2006, it was announced that the salaries of low-income civil servants would be increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants would be increased by 3% for each six-month period in 2007. It was also announced that the salaries of the civil servants will be compensated for the difference between the actual inflation rate and the salary increase of year 2006 and 2007 respectively.
•	On December 5, 2005, the Central Bank announced its framework for inflation targeting and the monetary policy details for the year 2006. It announced that the inflation target would be a ‘point target’ based on CPI with a band of 2% in either direction. The point target rates are 5% for the year 2006 and 4% for the years 2007 and 2008, respectively. The Monetary Policy Committee (“MPC”) will meet during the third or fourth week of each month and the interest rate decision will be made publicly available the same day as the MPC meeting. The Central Bank also began publishing a quarterly inflation report in the last week of January 2006 and a monthly price developments report in the first week of July 2006.
•	In its regular meeting, held on October 19, 2006, the MPC decided to keep short-term interest rates (policy rates) unchanged at 17.50% at the CBRT Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of October 19, 2006, CBRT overnight borrowing interest rate was 17.50%, and the CBRT overnight lending interest rate was 22.50%. In its previous meeting, held on September 26, 2006, MPC decided to keep policy interest rates unchanged at 17.50%.
TOURISM
•	From January to September 2006, net tourism revenues (according to the balance of payments presentation) decreased by approximately 6.9% to approximately $11,599 million from approximately $12,452 million during the same period in 2005.
•	From January to September 2006, the number of foreign visitors visiting The Republic decreased by approximately 5.5% to approximately 16,158,843 foreign visitors from approximately 17,102,091 foreign visitors during the same period in 2005. While the specific causes of the reduction in number of foreign visitors are not known, The Republic’s tourism sector may have been negatively affected by the bird flu outbreak, as well as conflicts in neighboring countries. However, the magnitude of these effects, if any, is difficult to determine and is expected to be transitory.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     Between January and September 2006, the trade deficit increased by approximately 32% to approximately $32.0 billion, as compared to approximately $24.3 billion in the same period of 2005. The reason behind the increase in the trade deficit between January and September 2006 was the 19.5% increase in total goods imported (to approximately $95.9 billion), as compared to approximately $80.2 billion during the same period of 2005. The increase in imports was primarily driven by the demand for capital goods (increased by approximately 9.9% over the same period of 2005), intermediate goods (increased by approximately 19.5% over 2005) and consumption goods (increased by approximately 20.8% over 2005). During the period of January-September 2006, the current account deficit increased by approximately 59.6% over the same period in 2005, from approximately $15.9 billion to approximately $25.3 billion.
     As of October 13, 2006, total gross international reserves were approximately $91.2 billion (compared to $75.1 billion as of December 30, 2005) and commercial bank and participation bank reserves were approximately $33.0 billion (compared to $22.6 billion as of December 30, 2005). As of October 27, 2006, gold reserves were approximately $2.2 billion (compared to $1.9 billion as of December 30, 2005) and Central Bank reserves were approximately $55.8 billion, compared to approximately $50.5 billion as of December 30, 2005.
     As of November 6, 2006, the Central Bank held approximately YTL2,015 million in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	From January to September 2006, the central government budget expenditures were approximately YTL129,423 million and central government budget revenues were approximately YTL128,039 million, compared to a central government budget expenditure of approximately YTL113,030 million and a consolidated budget revenue of YTL95,525 million during the same period in 2005.
•	From January to September 2006, the central government budget deficit was approximately YTL1,385 million, compared to a consolidated budget deficit of YTL8,193 million during the same period in 2005.
•	From January to September 2006, the central government budget primary surplus reached approximately YTL36,242 million, compared to a consolidated budget primary surplus of YTL27,042 million during the same period in 2005.

•	On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget includes 5% targets for the CPI and PPI rates and a 6.5% target for the primary surplus/GNP ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005, and the Budget Law (Law No. 5437) was published in the Official Gazette on December 31, 2005. On October 17, 2006, the Council of Ministers submitted the draft budget law for 2007-2009 period to the Assembly. The draft law includes YTL204.9 billion target for central government budget expenditures, YTL188.2 billion target for central government budget revenues and YTL36.2 billion target for central government budget primary surplus in 2007.
•	On January 6, 2006, The Republic announced its 2006 financing program. According to the 2006 financing program, The Republic expects to repay a total of approximately YTL168,400 million of debt in 2006, of which approximately YTL144,500 million constitutes domestic debt and approximately YTL23,800 million constitutes external debt service. The total borrowing target for The Republic in 2006 is approximately YTL128,100 million, of which approximately YTL111,400 million would consist of domestic borrowing and approximately YTL16,700 million would consist of external borrowing. Of the YTL16,700 million of external borrowing expected in 2006, YTL7,500 million is expected to be raised through bond issuances, YTL6,800 million from international financial institutions and YTL2,500 million through project financing. Other sources of funds in 2006 are expected to consist of primary surplus (which is targeted to yield YTL30,200 million on cash basis), privatization revenues (which is targeted to yield YTL7,000 million) and collections from guaranteed receivables (which is targeted to yield YTL3,100 million).
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom, Petkim (a petrochemicals company), Tupras (a petroleum refining company), Turkish Airlines, Tekel (tobacco unit), certain sugar and tea factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways, ports and Bosphorus bridges and the privatization of Halk Bank and Ziraat Bank and certain hotels and energy generation and distribution companies. Although the Government’s target for privatization revenues in 2003 was $4 billion, revenues from privatizations for the year 2003 were approximately $171.6 million. Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were approximately YTL3,551 million in 2005 and approximately YTL8,490.1 million as of end September 2006.
     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. On November 13, 2003, the Council of Ministers passed a decree relating to the sale of Turk Telecom, which stated that a minimum of 51% of the shares of Turk Telecom will be offered as a block sale of shares, while the remaining shares could be privatized through various other privatization methods including a public offering. On June 16, 2004, the Assembly enacted a law permitting the sale of a majority of the shares of Turk Telecom to be sold to foreign investors. The formal tender process for the block sale of 55% of Turk Telecom commenced with the tender announcement on November 25, 2004. On July 1, 2005, Oger Telecoms Joint Venture Group submitted the highest bid for 55% of the shares of Turk Telecom in the amount of $6.55 billion. The results of the tender were approved by the Council of Ministers and were published in the Official Gazette on August 2, 2005 (No. 25804). The Turk Telecom privatization was completed when the share transfer agreement was signed on November 14, 2005.
     An announcement for the block sale of 65.76% of the public shares of Tupras was made on June 7, 2003. Final negotiations were held in January 2004. The tender was won by Efremov Kautschuk GmbH, which submitted the highest bid, for approximately $1.3 billion. On June 3, 2004, the Ankara Administrative Court cancelled the decision of the tender commission to privatize 65.76% of public shares in Tupras and, on November 26, 2004, the Council of State approved the Ankara Administrative Court ruling. On March 4, 2005, the Privatization Administration completed the block sale of 14.76% of the shares of Tupras to foreign investors. However, on May 23, 2006, an Administrative Court suspended the block sale of 14.76% shares of Tupras on the Istanbul Stock Exchange. On April 29, 2005, the Privatization Administration announced a tender for the block sale of an additional 51% of Tupras shares. On September 12, 2005, it was announced that a consortium led by Turkish conglomerate Koç Holding made the highest bid, which totaled $4.14 billion. The Koç Holding bid was approved by the Privatization High Council on November 7, 2005 and the share transfer agreement was signed on January 26, 2006. However, on February 2, 2006, the Council of State suspended the sale of Tupras to Koç Holding, but on May 8, 2006, it was announced that the Council of State rejected the demand to cancel the sale of Tupras and on September 28, 2006 it was announced that the Council of State also rejected the objection made against its previous decision.
     The Privatization Administration announced the tender for the privatization of the tobacco unit of Tekel on December 13, 2004. The original bidding deadline for the tender was postponed from February 18, 2005 to March 4, 2005 and, subsequently, to April 8, 2005. On April 8, 2005, the privatization of the tobacco unit of Tekel was cancelled because no offer was received.
     On May 18, 2005, the Privatization Administration made a tender offer announcement for the sale of two of Tekel’s buildings (twin towers) in Ankara. The Union of Chambers and Commodity Exchanges in The Republic (TOBB) won the tender in July 2005 by submitting the highest bid in the amount of $100 million. The sale of Tekel’s twin towers was completed on January 31, 2006.

     The Privatization Administration announced a tender for the privatization of motor vehicles inspection stations on September 23, 2004. The highest bid in the amount of $613.5 million was submitted by AKFEN-Dogus-Tuvsud OGG. The bid was approved by the Privatization High Council, but the Council of State halted implementation of the Competition Board’s verdict on November 9, 2005.
     On April 2005, the public offering of Petkim was completed and a total of approximately $273.7 million was raised with the sale of 34.5% of its shares.
     On May 24, 2005, the Privatization Administration announced the tender for the block sale of 46.12% of the shares of ERDEMIR (Eregli Demir ve Celik Fabrikalari A.S.), The Republic’s biggest steel company. On October 4, 2005, it was announced that the tender was won by OYAK, a pension fund for the Turkish military, which submitted the highest bid in the amount of $2.77 billion. On November 24, 2005, the Competition Board approved the block sale of 46.12% of the shares of ERDEMIR to OYAK and the share transfer agreement was signed on February 27, 2006. On May 10, 2006, however, the Council of State suspended the Competition Board’s approval of the ERDEMIR privatization and on July 18, 2006, it was announced that Council of State suspended the implementation of the Privatization High Council’s decision on ERDEMIR privatization. On September 20, 2006, it was announced that the Competition Board reapproved the sale of ERDEMIR to OYAK.
     Between November 9 and 11, 2005, 25.18% of the shares of Tîurkiye Vakiflar Bankasi T.A.O. (“Vakifbank”) were sold (with the greenshoe option fully exercised) through an initial public offering, which raised YTL1.74 billion (approximately $1.27 billion). The publicly-held shares of Vakifbank began to trade on the Istanbul Stock Exchange on November 18, 2005.
     On February 2, 2006, the Privatization Administration held an auction for the block sale of 56.67% of the shares of insurance company Basak Sigorta and 41.00% of the shares of pension company Basak Emeklilik. The highest bid in the amount of $268 million was submitted by the French insurer Groupama. The Groupama bid was approved by the Privatization High Council on April 19, 2006. The Basak Sigorta / Emeklilik privatization was completed when the share transfer agreement was signed on May 16, 2006.
     On April 5, 2006, the Privatization Administration announced that the consortium of Goldman Sachs, CA-IB and Is Yatirim was selected as the consultant to the Halkbank privatization. On August 15, 2006, Privatization High Council’s (“PHC”) decision on Halkbank privatization was published in the Official Gazette. According to the PHC’s decision, the public shares of Halkbank will be privatized through “block sale” and the privatization process is envisaged to be finalized by May 25, 2008.
     On April 19, 2006, the Privatization Administration announced that the official process for the public offering of the 25% (a total of 28.75% shares, if the greenshoe option is fully exercised) state-owned shares of Turk Hava Yollari (“Turkish Airlines”)

had been started. The subscription process of the public offering was finalized between May 16 and May 18, 2006. The public offering was finalized on May 24, 2006 and a total of approximately $207.8 million was raised with the sale of 28.75% of state owned shares of Turkish Airlines (with greenshoe option fully exercised). The new shares began trading on the Istanbul Stock Exchange on May 25, 2006. After the public offering in May 2006, the ownership stake in Turkish Airlines held by the Privatization Administration decreased to 49%.
     On August 31, 2006, the Privatization Administration announced the tender for the block sale of 100% shares of the three electricity distribution companies, namely, Baskent Elektrik Dagitim A.S., Sakarya Elektrik Dagitim A.S. and Istanbul Anadolu Yakasi Elektrik Dagitim A.S., each operating in three different regions. The bidding deadline for the privatization was initially announced as December 15, 2006 but then postponed to January 19, 2007. Furthermore, the privatization processes of the remaining 17 electricity distribution regions are still continuing.
     Other significant privatizations completed in 2006 include the asset sales of TEKEL Kayacik ($42.2 million), Kaldirim ($40.7 million), Yavsan Salt Mines ($37.3 million), Buyuk Efes Hotel ($121.5 million), Buyuk Ankara Hotel ($36.8 million), Tarabya Hotel ($145.3 million), Emek Office Block ($55.5 million) and the sale of KBI-Murgul Enterprise together with the transfer of operational rights of a hydroelectric power plant ($37.6 million).
     Other significant privatizations at the approval or contract stage include the transfer of operational rights of the Mersin ($755 million) and Iskenderun ($80 million) ports.
     The significant institutions which are currently in the process of tender, sale or transfer are Bor Sugar Factory, Eregli Sugar Factory, Ilgin Sugar Factory and Kayseri Sugar Factory of Sumer Holding A.S. and Izmir Port owned by Republic of the The Republic State Railways (TCDD).
     Several privatizations that are currently in the approval stage are being challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003-2004, lead to the cancellation of the previous privatization decisions.
BANKING SYSTEM
     As of November 6, 2006, the Savings and Deposit Insurance Fund (“SDIF”), had taken over 22 private banks since 1997.
     In order to settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed: one between Yapi Kredi Bank and the Cukurova Group dated July 20, 2004;

one between SDIF and the Cukurova Group dated August 4, 2004; and one between the Banking Regulation and Supervision Agency (“BRSA”) and the Cukurova Group dated August 5, 2004. While the agreements signed by each of the SDIF and Yapi Kredi Bank with Cukurova Group consist of a repayment protocol concerning the restructuring of the debt, the agreement between BRSA and Cukurova Group aims to solve the ownership problem of the Yapi Kredi Bank and accelerate the sale process. Cukurova Group failed to pay the first required installment to Yapi Kredi under the supplementary agreement dated July 20, 2004. As a result, the supplementary agreement was annulled and the former agreement between the parties, dated December 31, 2002, was reinstituted. The agreements between Cukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Cukurova Group and Koç Finansal Hizmetleri A.S. (“KFH”) signed a protocol to begin talks regarding a potential sale of the shares of Yapi Kredi Bank. UniCredito Italiano S.p.A. acquired a 50% stake in KFH in 2002. On May 8, 2005, Cukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.42% of the shares of Yapi Kredi Bank held by Cukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KocBank and, on September 28, 2005, it was announced that KocBank completed the acquisition of 57.4% of shares of Yapi Kredi Bank. The remaining debt of the Cukurova Group to Yapi Kredi Bank is expected to be repaid over the next 10 years. On November 25, 2005, it was announced that Cukurova Group made an early repayment of approximately $947.2 million of its outstanding debt to SDIF.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. On November 6, 2006, it was announced that SDIF had agreed with Yasar Group (former owner of the Yasarbank) on early repayment of its outstanding debt to SDIF. According to the agreement, Yasar Group paid approximately $48.4 million and €71.9 million in cash to SDIF on September 28, 2006. As of November 6, 2006, the SDIF had already signed protocols with 14 former owners of failed banks (including Yasar Group) regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for Star TV was held on September 26, 2005 and the tender was won by Isil Televizyon Yayinciligi (owned by Dogan Yayin Holding) which submitted the highest bid of $306.5 million. The tenders for nine cement factories were held in October 2005 and the highest bids totaled $1.07 billion. On December 21, 2005, the Competition Board approved the sale of eight of the nine cement factories for approximately $945 million. The tender for the ninth plant (Gaziantep cement plant) was rejected due to competition concerns, though it was later announced that a new tender is planned for the Gaziantep cement plant. The tender for Gaziantep cement plant was held on April 11, 2006 and Limak Kurtalan Cimanto San. won the tender with the highest bid in the amount of $93.25 million. On May 4, 2006, the Competition Board approved the sale of Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by Vodafone, which submitted the highest bid of $4.55 billion.

     Since December 2004, when The Republic received a date for the commencement of accession talks with the EU, foreign investor interest in the Turkish banking sector has strengthened. A number of foreign financial entities have bought or agreed to buy equity stakes in domestic banks, including (but not limited to): Fortis Bank (acquired 93.3% stake in Disbank), BNP Paribas (bought 50% stake of TEB Mali Yatirinlar A.S.), Dexia (bought 74.99% stake in Denizbank), General Electric Consumer Finance (bought 25.5% of shares of Garanti Bankasi), National Bank of Greece (agreed to buy 46% share of Finansbank), Citibank (agreed to buy 20% stake of Akbank) and Bank TuranAlem Group (agreed to buy 33.98% shares of Sekerbank).
DEBT
     The Central Government total domestic debt stock was approximately YTL250.9 billion as of September 2006, compared to YTL244.8 billion as of December 2005.
     In October 2006, the average maturity of Turkish internal public debt was 27.8 months, compared to 27.7 months in October 2005. The average annual interest rate on internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 17.4% as of October 2006, compared to 16.8% in the same period in 2005.
     The total gross outstanding external debt of The Republic was approximately $186.0 billion at the end of the first quarter of 2006 and approximately $193.6 billion at the end of second quarter of 2006.
     Since December 31, 2004, The Republic has issued the following external debt:
•	$2 billion of global notes on January 24, 2005, which mature on February 5, 2025 and have a 7.375% interest rate.
•	EUR1 billion of Eurobonds on February 16, 2005, with a maturity of twelve years and a 5.5% interest rate.
•	$1.25 billion of global notes on June 7, 2005, which mature on June 5, 2020 and have a 7.00% interest rate.
•	EUR650 million of Eurobonds on July 6, 2005, with a maturity of seven years and a 4.75% interest rate.
•	$750 million of global notes on November 23, 2005, which mature on March 15, 2015 and have a 7.25% interest rate.
•	EUR350 million of Eurobonds on December 14, 2005, with a maturity of seven years and a 4.75% interest rate.

•	$1.5 billion of global notes on January 17, 2006, which mature on March 17, 2036 and have a 6.875% interest rate.
•	EUR750 million of Eurobonds on March 1, 2006, with a maturity of ten years and a 5.0% interest rate.
•	$500 million of global notes on July 19, 2006, which mature on January 15, 2014 and have a 9.50% interest rate.
•	$1.5 billion of global notes on September 26, 2006, which mature on September 26, 2016 and have a 7.00% interest rate.
•	EUR500 million of Eurobonds on October 19, 2006, with a maturity of twelve years and a 5.5% interest rate.
•	$1.25 billion of global notes on November 1, 2006, which mature on February 5, 2025 and have a 7.375% interest rate.
     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of The Republic as of June 30, 2006 was $19.5 billion, $35.8 billion and $23.6 billion for the rest of 2006, 2007 and 2008, respectively.
     On September 14, 2006, The Republic announced that, in accordance with its invitation (the “Invitation”) to holders of 11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 (collectively, the “old notes”) to submit one or more offers to exchange or tender for purchase such old notes for 7% Notes due 2016 (the “2016 Notes”), on the terms and subject to the conditions set forth in the prospectus supplement dated September 6, 2006 to the prospectus dated August 10, 2006, it expected to issue $1,169,720,000 aggregate principal amount of 2016 Notes. In addition, The Republic announced that it expected to issue $330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Notes Offering”). After confirmation by the exchange agent that the above definitive amounts were the final amounts of 2016 Notes to be issued pursuant to the Invitation, The Republic issued $1,500,000,000 aggregate principal amount of 2016 Notes pursuant to the Global Note Offering. In addition, The Republic paid an aggregate amount of $29,033,206 in cash for accrued but unpaid interest (to but not including September 26, 2006, the settlement date) on the outstanding principal amount of old notes exchanged pursuant to the Invitation and an aggregate amount of $116,536 in cash as a result of rounding down to the nearest integral multiple of $1,000 of the aggregate principal amount of the 2016 Notes issuable to each holder of old notes exchanged pursuant to the Invitation.
INTERNATIONAL RELATIONS

     As a result of the war against Iraq, neighboring countries, including The Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     Furthermore, the relations between other countries in the Middle East and outside powers are often subject to tensions that could result in the economic and/or diplomatic sanctions being imposed on one or more of The Republic’s neighbors. It is also possible that such tensions could lead to military action. Any such sanctions or military action could have a negative impact on The Republic’s economy and political stability.
     The European Council’s Parliamentary Assembly removed The Republic from its human rights monitoring list on June 22, 2004. The ninth EU harmonization package was submitted to the Assembly on June 24, 2004. The Republic’s level of progress towards alignment with the Accession Partnership in the context of National Program has been welcomed by the EU. On October 6, 2004, the European Commission, the EU’s executive arm, published a progress report on The Republic’s eligibility to begin EU accession negotiations. The report concluded that The Republic had sufficiently fulfilled the Copenhagen political criteria and recommended that accession negotiations be opened, provided that certain conditions, including the enactment of key legislation, are satisfied.
     On December 17, 2004, the European Council announced that The Republic had sufficiently fulfilled the Copenhagen political criteria to open accession negotiations, provided that six specific pieces of legislation are implemented. Moreover, the European Council invited the European Commission to present to the European Council a proposal for a framework for accession negotiations with The Republic, with a view towards opening such accession negotiations on October 3, 2005. The first draft of the framework for the accession negotiations was released by the European Commission on June 29, 2005. On October 3, 2005, the European Council approved the framework for negotiations on The Republic’s accession to the EU enabling the negotiations to begin immediately. According to the negotiating framework, although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome of which cannot be guaranteed beforehand. The European Commission will undertake a formal process of examining the acquis, the detailed laws and rules adopted on the basis of the EU’s founding treaties, called ‘screening’ to assess the state of preparations by The Republic for opening negotiations in specific areas. For the purposes of screening and subsequent negotiations, the acquis will be broken down into 35 chapters, each covering a specific policy area. The screening process started with the “Science and Research” chapter on October 20, 2005 and finalized on October 13, 2006. In addition, the process of exchanging negotiation documentation has begun on the “Education and Culture” chapter. Negotiations on the “Science and Research” chapter (Chapter 25) were opened, and closed provisionally on June 12, 2006. The negotiations on Chapter 25 were opened and closed “provisionally” because the final closing will take place after the end of the negotiations of all chapters. In other words, The Republic has fulfilled the alignment to the EU acquis under Chapter 25, however if any new acquis is adopted by the time The Republic finishes its negotiations on the other chapters’, The Republic will need to adopt that new legislation as well. On November 9, 2005, the European Commission released the 2005 Progress Report on The Republic, which contains a detailed analysis of The Republic’s progress in preparing for membership. Among its conclusions, it notes that political transition is ongoing in The Republic and The Republic continues to sufficiently fulfill the Copenhagen political criteria. While important legislative reforms are now in force, the pace of change has slowed in 2005 and implementation of the reforms remains uneven. With respect to The Republic’s economy, the Progress Report concludes that The Republic can be regarded as a functioning market economy as long as it firmly maintains its recent stabilization and reform achievements. With respect to The Republic’s ability to adopt and implement the EU legal order, the Progress Report notes that there has been some, though uneven, progress since 2004.
     Since the European Council in December 2004 and the start of the accession negotiations in October 2005 The Republic has realized further reforms and continued harmonization efforts in the fields of gender equality, public administration and the enforcement of human rights. To this end, the 9th reform package was introduced on April 12, 2006. The draft legislation and international conventions included in the package will enable significant progress in the fields of transparency, ethics and civil-military relations. Within this framework, the UN Convention on the Fight Against Corruption as well as the Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, and the Law Amending the Law on the Establishment and Legal Procedures of Military Courts have already been adopted. The 9th reform package also contains some new administrative measures in an aim to further advance the reform process. On September 19, 2006, the Parliament reconvened to discuss the remaining measures of the 9th reform package and the discussions are still continuing to complete the reform package.
     On November 8, 2006, the European Commission released another Progress Report on Turkey’s course of accession into the EU. Among its conclusions, the report notes that although Turkey continues to sufficiently fulfill the Copenhagen political criteria and make progress in reforms, the pace of reforms has slowed down during the past year and significant further efforts are needed. The Progress Report calls for greater efforts to strengthen certain areas, including amendments to the Penal Code to adequately protect certain fundamental rights such as freedom of expression and religion and economic and social rights, to bring them in line with EU standards, and to assert civilian democratic control over the military. In particular, Article 301 of the Turkish Penal Code, limiting in certain cases freedom of expression, must be repealed or amended according to the Report. At the same time, the Progress Report states that there is also a need for the Republic to address the social problems in the South-East and to ensure full rights and freedoms for the Kurdish population. On the Cyprus issue, although Turkey has expressed continued support for UN efforts to find solution to the conflict, The Progress Report states that the EU expects that the Republic will move towards the full implementation of the Additional Protocol adapting the Ankara Agreement to the accession of the 10 new EU Member States and take concrete steps to normalize bilateral relations with all EU Member states, including the Greek Cypriot Administration; for example, the Progress Report states that the EU expects that the Republic will move toward the full implementation and removal of all obstacles to the free movement of goods in and out of Turkish ports as required by the Ankara Agreement. Failure to implement these obligations in full will affect overall progress in the accession negotiations, and the European Commission will make recommendations ahead of the December European Council if the obligations are not met. With regards to the Republic’s economy, the report concludes that Turkey continues to be regarded as a functioning market economy, as long as it firmly maintains its recent stabilization and reform achievements. With respect to the Republic’s ability to adopt and implement the EU legal order, the Progress Report notes that although the Republic has improved its ability to take on the obligations of membership, the overall alignment of Turkish legislation to the EU legal order remains limited in certain areas including, particularly, services, capital movement, company law, agriculture, and environment. The EU will continue providing significant financial assistance to support Turkey. In 2006, €500 million pre-accession assistance is available for Turkey which can only be used to strengthen the administrative capacity of the Republic and enhance the ability of the Republic to adopt the acquis of the EU.
     On June 13, 2005, the EU Ministers of Foreign Affairs approved a protocol extending The Republic’s Customs Union to ten new member states (“Member States”) of the EU. The signing of this protocol was one of the preconditions for the commencement of accession negotiations. On July 29, 2005 the Government signed the protocol and released a unilateral declaration stating that execution, ratification and implementation of this protocol does not constitute a recognition of the Republic of Cyprus referred to in the protocol, nor does it prejudice The Republic’s rights and obligations under the Treaty of Guarantee, the Treaty of Alliance, and the Treaty of Establishment of 1960. In response, a declaration by the European Community and its Member States acknowledged The Republic’s execution of the protocol in accordance with the conclusions of the European Council and expressed regret that The Republic had made the unilateral declaration regarding Cyprus. The Commission is continuing to encourage The Republic to remove the various restrictions on its relations with the Republic of Cyprus, particularly those linked to the full implementation of the EU-Turkey customs union.
     In September 2003, the United States and The Republic agreed upon the terms of up to $1.0 billion in grants for The Republic, which could be used to support up to $8.5 billion in direct loans or loan guarantees. On March 24, 2005, The Republic announced that it did not intend to make use of the loan package for the 2005-2007 period.